07027912

File Number 082-02819

SEVERN TRENT

1 November 2007

Severn Trent Plc
2297 Coventry Road
Birmingham B26 3PU
Tel 0121 722 4000
Fax 0121 722 4800
www.severntrent.com

Direct Line 44 121 722 4134
Direct Fax 44 121 722 4290
Our Ref LMG

Securities & Exchange Commission
Office of International Corporation Finance
450 Fifth Street
Stop 3-2
Washington, DC 20549
USA

SUPPL

Dear Sir/Madam

In reference to **File Number 082-02819**, the following Stock Exchange Announcement was released today:

'Total Voting Rights'

Yours faithfully

Linda Goodwin
Company Secretarial Administrator

Encl.

PROCESSED
NOV 19 2007
THOMSON FINANCIAL

dw 11/15

T:\Secretariat\Co Sec Department\Stock Exchange\Announcements\SEC Notification\2007\ZL - Total Voting Rights 1 November 2007.doc

Registered in England & Wales
Registration No. 2366619
Registered Office:
2297 Coventry Road Birmingham B26 3PU

Severn Trent Plc (the "Company") - Voting Rights and Capital

In accordance with Disclosure and Transparency Rule 5.6.1, the Company would like to notify the market of the following:

As at 31 October 2007, the Company's issued share capital consists of 234,517,541 ordinary shares of 97 17/19 pence each with voting rights. The Company holds no shares in Treasury. Therefore, the total number of voting rights in Severn Trent Plc is 234,517,541.

The above figure of 234,517,541 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Severn Trent Plc under the FSA's Disclosure and Transparency Rules.

www.severntrent.com

TRENT

1 November 2007

Severn Trent Plc
2297 Coventry Road
Birmingham B26 3PU

Tel 0121 722 4000
Fax 0121 722 4800
www.severntrent.com

Direct Line 44 121 722 4134
Direct Fax 44 121 722 4290
Our Ref LMG

Securities & Exchange Commission
Office of International Corporation Finance
450 Fifth Street
Stop 3-2
Washington, DC 20549
USA

Dear Sir/Madam

In reference to **File Number 082-02819**, the following Stock Exchange Announcement was released today:

'Block Listing – Interim Review'

Yours faithfully

L.M. Goodwin

Linda Goodwin
Company Secretarial Administrator

Encl.

Registered in England & Wales
Registration No. 2366619
Registered Office:
2297 Coventry Road Birmingham B26 3PU

SCHEDULE 5

BLOCK LISTING SIX MONTHLY RETURN

To: Listing Applications
UK Listing Authority
Financial Services Authority
25, The North Colonnade
Canary Wharf
London, E14 5HS

Please ensure the entries on this return are typed

1.	Name of company: Severn Trent Plc	
2.	Name of scheme: Severn Trent (Executive) Share Option Scheme	
3.	Period of return:	From 1 May 2007 to 31 October 2007
4.	Number and class of share(s) (amount of stock/debt security) not issued under scheme	148,966 (ordinary shares of 97 $^{17/19}$ pence each)
5.	Number of shares issued/allotted under scheme during period:	79,307 (ordinary shares of 97 $^{17/19}$ pence each)
6.	Balance under scheme not yet issued/allotted at end of period	77,952 (ordinary shares of 97 $^{17/19}$ pence each)
7.	Number and class of share(s) (amount of stock/debt securities) originally listed and the date of admission;	250,000 ordinary shares of 97 $^{17/19}$ pence each Date of Grant of Listing – 13 October 2006 8,293 ordinary shares of 97 $^{17/19}$ pence each Date of Grant of Listing – 11 September 2007

Please confirm total number of shares in issue at the end of the period in order for us to update our records

234,517,541 ordinary shares of 97 $^{17/19}$ pence each

Contact for queries:	Address:
Name: Kerry Porritt	2297 Coventry Road, Birmingham, B26 3PU
Telephone: 0121 722 4730	

Person making return

Name: Fiona B Smith   Position: Group General Counsel and Company Secretary

SCHEDULE 5

BLOCK LISTING SIX MONTHLY RETURN

To: Listing Applications
UK Listing Authority
Financial Services Authority
25, The North Colonnade
Canary Wharf
London, E14 5HS

Please ensure the entries on this return are typed

1.	Name of company: Severn Trent Plc	
2.	Name of scheme: Severn Trent Sharesave Scheme	
3.	Period of return:	From 1 May 2007 to 31 October 2007
4.	Number and class of share(s) (amount of stock/debt security) not issued under scheme	1,340,994 (ordinary shares of 97 $^{17/19}$ pence each)
5.	Number of shares issued/allotted under scheme during period:	1,243,705 (ordinary shares of 97 $^{17/19}$ pence each)
6.	Balance under scheme not yet issued/allotted at end of period	1,164,464 (ordinary shares of 97 $^{17/19}$ pence each)
7.	Number and class of share(s) (amount of stock/debt securities) originally listed and the date of admission;	1,413,663 ordinary shares of 97 $^{17/19}$ pence each Date of Grant of Listing – 13 October 2006 1,067,175 ordinary shares of 97 $^{17/19}$ pence each Date of Grant of Listing – 11 September 2007

Please confirm total number of shares in issue at the end of the period in order for us to update our records

234,517,541 ordinary shares of 97 $^{17/19}$ pence each

Contact for queries:	Address:
Name: Kerry Porritt	2297 Coventry Road, Birmingham, B26 3PU
Telephone: 0121 722 4730	

Person making return

Name: Fiona B Smith Position: Group General Counsel and Company Secretary

END